Exhibit 99.1

Voting Results of 2023 Annual General Meeting of JD.com, Inc.

At the annual general meeting of shareholders of JD.com, Inc. (the “Company”) held on June 21, 2023 (the “AGM”), the Company’s shareholders duly adopted the following resolution:

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as a special resolution, THAT the Company’s Second Amended and Restated Memorandum of Association and Articles of Association (the “Current M&AA”) be amended and restated by their deletion in their entirety and by the substitution in their place of the Third Amended and Restated Memorandum of Association and Articles of Association in the form as attached hereto as Exhibit 3.1 to this current report on Form 6-K (the “Amended M&AA”) for the purposes of, among others, (i) bringing the Current M&AA in line with applicable amendments made to Appendix 3 to Hong Kong Listing Rules; and (ii) making other consequential and housekeeping changes in conjunction with the proposed adoption of the Amended M&AA.

A total of approximately 1,764,403,568 Class A ordinary shares and Class B ordinary shares (including those underlying Class A ordinary shares represented by American depositary shares), representing approximately 56.0% of the Class A ordinary shares and Class B ordinary shares issued and outstanding as of May 19, 2023, the record date, were present in person or by proxy at the AGM. The results of the votes are as follows:

	For		Against		Abstain
Special Resolution	Votes	%	Votes	%	Votes	%
Adoption of the Third Amended and Restated Memorandum of Association and Articles of Association of the Company	8,548,095,346	97.6	195,491,220	2.2	12,958,039	0.1